Exhibit 99.4 Notice to ASX/LSE Climate and water seminar 20 April 2020 Attached is a presentation for the Climate and water seminar hosted by Rio Tinto’s Chief Executive, J-S Jacques, and including presentations from: • Jakob Stausholm, Chief Financial Officer; • Peter Toth, Head of Corporate Development; • Theresia Ott, Chief Advisor Environment; and • Nigel Steward, Head of Group Technical - Processing. The presentation slides are also available on our website (see link below), together with the pre-recorded audio presentation: https://www.riotinto.com/invest/presentations/2020/climate-water-seminar-2020. Page 1 of 2

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Our approach to climate and water 21 April 2020

Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing / attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements Disclaimer This document, including but not limited to all forward looking figures, contains certain forward-looking Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, statements with respect to the financial condition, results of operations and business of the Rio Tinto transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By Group. These statements are forward-looking statements within the meaning of Section 27A of the US accessing/attending this presentation, you agree with the foregoing and, upon request, you will Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words promptly return any records or transcripts at the presentation without retaining any copies. “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers “target”, “set to” or similar expressions, commonly identify such forward-looking statements. these to be key financial performance indicators of the business and they are defined and/or reconciled Examples of forward-looking statements include those regarding estimated ore reserves, anticipated in Rio Tinto’s annual results press release and/or Annual report. production or construction dates, costs, outputs and productive lives of assets or similar factors. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The factors set forth in this presentation. consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where For example, future ore reserves will be based in part on market prices that may vary significantly from given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto current levels. These may materially affect the timing and feasibility of particular developments. Other website. factors include the ability to produce and transport products profitably, demand for our products, By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the view on the consensus figures. The consensus figures are provided for informational purposes only and effect of foreign currency exchange rates on market prices and operating costs, and activities by are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell governmental authorities, such as changes in taxation or regulation, and political uncertainty. securities or other financial instruments. No warranty or representation, either express or implied, is In light of these risks, uncertainties and assumptions, actual results could be materially different from made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the projected future results expressed or implied by these forward-looking statements which speak only as accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Group does not undertake any obligation to publicly update or revise any forward-looking statements, Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect whether as a result of new information or future events. The Group cannot guarantee that its forward- circumstances existing after the date hereof. looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. 2 ©2020, Rio Tinto, All Rights Reserved

Our strategic approach J-S Jacques Chief Executive

Agenda Time Segment Speaker Covid-19 response J-S Jacques, 10 mins Our strategic approach Chief Executive Peter Toth, 15 mins Our climate strategy and plans Head of Corporate Development Nigel Steward, 10 mins Technology to tackle the industry’s challenges Head of Group Technical - Processing Theresia Ott, 10 mins Our approach to water Chief Advisor Environment Jakob Stausholm, 5 mins Our investment approach Chief Financial Officer J-S Jacques, Summary Chief Executive 4 ©2020, Rio Tinto, All Rights Reserved

As pioneers in mining and metals we produce materials essential to human progress Fe Cu Al Ni Li Perform & Transform Perform today Transform for tomorrow Portfolio Performance People Partners 5 ©2020, Rio Tinto, All Rights Reserved

Navigating the impact of Covid-19 Our priorities are clear, we continue to: 1. Keep our employees and communities healthy and safe 2. Serve our customers and protect our assets 3. Keep the company and balance sheet strong 4. Maintain strong partnerships – with governments, customers, suppliers and shareholders 5. Continue to be a resilient organisation 6 ©2020, Rio Tinto, All Rights Reserved

Pressures are growing in a ‘New Era’ of complexity Framed by three interconnected global forces Geopolitics Technology Geopolitics Society Technology – Political, economic – Strong domestic, – Fast-paced and technological regional technology fragmentation and global development, – Changing nature collaboration dispersion and of US-China – Coordinated execution Society relationship carbon policies – Low-cost low- – Lack of global – Rapidly rising carbon solutions and regional and converging – >2OC coordination carbon prices – >3OC – <2OC 7 ©2020, Rio Tinto, All Rights Reserved

Our assets mirror global demand themes Transition to the Urbanisation Electrification low-carbon economy Iron Ore Copper Aluminium Minerals & Exploration World leader Well-timed World leader Ventures World leading growth Products for the future We do not mine coal 43% EBITDA margin Our assets are at bottom or extract oil and gas 18% ROCE in the last 4 years of carbon intensity curves 8 ©2020, Rio Tinto, All Rights Reserved

We need an honest debate amongst stakeholders Consumers Climate Shareholders change & partnership Business Government 9 ©2020, Rio Tinto, All Rights Reserved

An integrated approach to sustainability Running a safe, responsible Collaborating to enable Pioneering materials and profitable business long-term economic benefits for human progress Health, safety & wellbeing Communities Climate change People Social & economic development Materials of the future Human rights Taxes paid Partnerships Environment Closure Tailings Ethics & integrity 10 ©2020, Rio Tinto, All Rights Reserved

Board endorses Group’s climate ambition and emissions targets Board Committees Third line At Rio Tinto climate strategy sits within our business Group Internal Audit strategy – alongside our strategic portfolio decisions Provides independent assurance to the Board and its sub-committees The Sustainability Committee reviews the Group’s key risks associated with HSE and social performance. 30% of time spent on climate and environment in 2019 Second line Group level Link between executive remuneration and climate targets Provided by our central support functions and technical Centres strengthened. Exco members and leadership incentive of Excellence plans include the delivery of Group climate strategy consistent with 2030 targets First line Operational level Role of employees, risk owners and business leaders ©2020, Rio Tinto, All Rights Reserved 11

Strong track record on sustainability performance and climate No fatalities in 2019 46% reduction1 in emissions since 2008 $100 million new Employee engagement investment in solar in 2020 12 point increase in net promoter score (eNPS) ASI 2 34% $36 million Invested in community 76% of power certified decrease programmes From renewables In occupational illness since 2018 Number 2 In global human rights index 2 1 Absolute emissions from managed operations including divestments; 18% reduction excluding divestments. 2 Index published by Corporate Human Rights Benchmark. 12 ©2020, Rio Tinto, All Rights Reserved

Our climate strategy and plans Peter Toth Head of Corporate Development

Our climate change strategy is in four areas Producing materials essential 1 for low-carbon future Reducing the carbon 2 footprint of our operations Partnering to reduce the carbon 3 footprint across our value chain Enhancing our resilience 4 to physical climate risk 14 ©2020, Rio Tinto, All Rights Reserved

1 Our commodity portfolio is positioned for a low-carbon future Iron Ore Copper Used in steel as fundamental Essential to electrification building block of energy- of low-carbon economy efficient urban centres and transport due to and infrastructure superior conductivity We do not We do not extract Aluminium Minerals mine Coal Oil & Gas Essential for light weighting Essential for the development of fuel-efficient transport of electric vehicles and solutions and infinitely battery storage, supporting recyclable renewable energy High substitution threat from Limited substitution threat and transition of global energy mix essential materials for low-carbon future towards renewable energy sources 15 ©2020, Rio Tinto, All Rights Reserved

2 70% of scope 1 & 2 emissions are from our aluminium business low 0.2 Diamonds Copper 2.6 31.8* Uranium Pilbara (Mt CO2e) 3.3 Borates 3.7 IOC ) Atlantic Al eq - Bauxite & 5.1 Alumina tCu e/ 2 TiO2 6.6 tCO ( Carbon intensity intensity Carbon 10.3 Pacific Al high EBITDA margin (%) Aluminium (Pacific) Bauxite & Alumina Aluminium (Atlantic) low high / competitive position Energy & Minerals Copper & Diamonds Iron Ore Other Size of bubble represents absolute emissions, scope 1 & 2, Mt CO2e 2018 16 *2018 Group-wide scope 1 & 2 carbon emissions: New 2018 equity baseline for 2030 targets: ©2020, Rio Tinto, All Rights Reserved managed and non-managed assets

2 We are already a very large user of renewable energy Electricity generation Electricity consumption and share from renewables World energy system* Rio Tinto** Diversified mining majors*** 26,600 56 15 TWh TWh TWh Renewables Fossil fuels Renewables Fossil fuels Renewables Fossil fuels *Source: IEA World Energy Outlook 2019 **Managed-operations 17 ***Average electricity and renewables use across Anglo American (2019 Sustainability report), BHP (2019 Sustainability ©2020, Rio Tinto, All Rights Reserved report) and Glencore (2018 Sustainability report), Rio Tinto analysis

2 Our businesses are already low on respective intensity curves Aluminium Iron Ore Alumina Copper1 18 Source: CRU, Wood Mackenzie, Rio Tinto analysis ©2020, Rio Tinto, All Rights Reserved Notes: 1. excluding emissions from smelting and refining. KUC RECs refer to Renewable Energy Certificates at Kennecott Utah Copper.

2 Rigorous analysis of mitigation options informed our targets Pilbara business-as-usual emissions Pilbara marginal abatement cost curve Renewable power (Mt CO ,100% basis) (100% basis) 2 most viable pre-2030 Battery technology improvements could see low-carbon mine vehicles post 2030 R&D required to Yarwun business-as-usual emissions Yarwun marginal abatement cost curve deploy at scale (Mt CO2,100% basis) (100% basis) technologies that are not available today for hard-to-abate process emissions 19 ©2020, Rio Tinto, All Rights Reserved

3 Committed to being part of the solution to climate change Our climate Essential Net zero change ambition for our materials operations by 2050 commitments for low-carbon future 30% 15% Carbon-neutral reduction in Scope 1 reduction in absolute growth overall and 2 emissions Scope 1 and 2 intensity by 2030 emissions by 2030 $1 billion Centre of Partnerships estimated spend on across the industry and climate-related projects Excellence value chain to develop over five years to execute our climate low-carbon solutions change strategy 20 ©2020, Rio Tinto, All Rights Reserved

3 CO_2 emissions across the aluminium and steel value chains


Bauxite mining
<5Mt CO2e
Alumina refining
~175Mt CO2e
Shipping
~5Mt CO2e
Aluminium smelting1
~780Mt CO2e
Consumer products
Life cycle emissions2
Recycling
~15Mt CO2e
3% of global CO2
Iron ore mining
~70Mt CO2e
Shipping
~45Mt CO2e
Primary iron and steelmaking
~2,900Mt* CO2e
End-products
Life cycle emissions2
Recycling (EAF)
~350Mt CO2e
9% of global CO2

Note: 1. Based on aluminium industry's current energy mix. Of which ~140Mt related to process emissions, baking and combustion of carbon anodes.
2. Includes emissions from fabrication and manufacturing, transportation and use of products.
*75% of Rio Tinto's Scope 3 emissions (491mt) are from the steel value chain

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©2020, Rio Tinto, All Rights Reserved

3 Scope 3 reduction pathways are commodity specific Carbon in product sold Carbon in product sold No carbon in product sold No carbon in product sold Substitutes available today Harder to substitute High carbon energy needs Low-carbon energy needs today for processing for processing Scope 3 reductions Scope 3 reduction through Scope 3 reduction is result of Limited scope 3 through portfolio mix customer deployment of customer’s decarbonisation emissions and risk changes and depletion CCS pathways of reservoirs/reserves Coal, oil and gas Met coal Bauxite, alumina, iron ore Copper, aluminium Substitution with Hydrogen substitution risk Limited scrap substitution risk Enabler of low-carbon renewables (short-term) (long-term) (availability & quality) future Rio Tinto portfolio 22 ©2020, Rio Tinto, All Rights Reserved

3 Our partnership with Baowu / Tsinghua University 2020 work programme 1 Carbon inventory and reporting Steel value chain carbon model Expand Tsinghua University carbon modelling with industry insights 2 Carbon reduction and R&D Optimise ore consumption R&D programmes on ore characteristics and blends to reduce carbon emissions from steelmaking Long-term pathway to low-carbon steel Using the resources of the RT-TU joint research centre to explore long-term commercial pathways to low-carbon steel 3 Cooperation on advocacy 2020 partnership forum Bringing together our climate leaders to focus on decarbonisation over the full value chain 23 ©2020, Rio Tinto, All Rights Reserved

3 The world’s first carbon-free aluminium smelting process In 2018, in partnership with Alcoa In Canada alone, the use of and with support from Apple and ELYSIS™ technology has the the governments of Canada and potential to reduce GHG Quebec, we announced ELYSIS™ emissions by 7 million tonnes – the world’s first carbon-free equivalent to taking 1.8 million aluminium smelting process cars off the road 24 ©2020, Rio Tinto, All Rights Reserved

4 Physical risks Analysis across the portfolio Analysis undertaken to identify physical risk: Temperature Rainfall Sea-level rise Extreme climatic events: cyclones (intensity and frequency); flood frequency Physical risks built into all projects and closure processes* 2020 – work continues to refine the analysis and mitigation requirements of our physical resilience capabilities *risk that compliance with existing engineering codes and standards provides insufficient resilience for future extreme weather events 25 ©2020, Rio Tinto, All Rights Reserved

Technology to tackle the industry’s challenges Nigel Steward Head of Group Technical - Processing

New Energy and Climate Change Centre of Excellence key enabler of successful execution of our climate change strategy Accountable for GHG emissions & own energy and climate change projects Product Groups GHG emissions monitoring & Technical experts reporting Co-ordinate across group Energy & HSE Relationships with partners Climate CoE Energy productivity projects Identify value-accretive Climate change strategy, Corporate repowering options targets & portfolio implications Strategy Develop technology roadmap Group post 2030 Economics Technical Climate scenarios CoEs Development of new abatement & carbon prices technologies and options Projects and Studies Designing and building our future low-emission operations 27 ©2020, Rio Tinto, All Rights Reserved

Technology key to achieving net zero by 2050 Rio Tinto scope 1& 2 GHG emissions (2018 = 100) 2050 decarbonisation levers 100 90 -15% Carbon neutral growth 80 Mine closure 70 Energy efficiency -30% Renewables - Aluminium 60 50 Renewables - Other Further repowering with renewables 40 Inert anode ELYSIS breakthrough 30 Mobile energy Working with suppliers on electric 20 and hydrogen vehicles 10 Hard-to-abate R&D into new sources of heat for refining and smelting eg plasma 0 torch, hydrogen 2018 2022' 2026 2030 2034 2038 2042 2046 2050 -10 Offsets/removals -20 -30 RT gross emissions RT net carbon intensity RT net emissions 28 ©2020, Rio Tinto, All Rights Reserved

We have a pathway to decarbonising our electricity network in the Pilbara Our competitive advantage Open cycle gas turbines provide firming of intermittent renewable energy Existing network provides pathways for expansion for future potential fleet electrification Stage One – Approved with estimated completion 2021 – 34MW solar PV at Koodaideri – 45MW/12MWh battery for spinning reserve at Tom Price Stage Two – Under active study – Additional solar and battery projects – Installation of wind energy monitoring Stage Three – Conceptual with technology solutions needed – Increased renewable energy penetration – Long-term diesel substitution 29 ©2020, Rio Tinto, All Rights Reserved

ELYSIS™ – developing direct GHG-free aluminium smelting Inert anode technology proven at research scale to eliminate direct greenhouse gas emissions from traditional smelting process ELYSIS™ working to scale up and commercialise technology C$188 million investment announced with Alcoa, Apple, the governments of Canada and Quebec (Rio Tinto share C$27.5 million) In 2019 Apple purchased the first commercial batch of ELYSIS™ aluminium for use in its products ELYSIS™ R&D Centre under construction within Rio Tinto’s Complexe Jonquière 30 ©2020, Rio Tinto, All Rights Reserved

Surface mining in 2030 – the mine of the future Surface Mining Safe Sustainable Smart Centre of Excellence Zero fatalities Sustainability and Asset and equipment Digitally integrated Trial of dual fuel gas decarbonisation optimisation surface mine and diesel at KUC Ensuring our current diesel fleet are most efficient Prevent and eliminate exposure to Reduce our environmental footprint Mine optimisation Ore, waste, water critical risks and major hazards and transition to renewable energy and overall orebody and product controlled effectiveness in real-time Working with suppliers directly, and through Minimise the number of people Substantially decarbonised by 2050 In pit efficiency Mining adjustable product partnerships like the exposed in the pit and flexibility specification(s) to meet ICMM’s Innovation for Water conservation customer requirements Manage water and tailings dam Reduced capital intensity Cleaner Safer Vehicles failure risks Minimise product loss in waste, Live sampling enabling real- (ICSV) to accelerate tailings and active mine footprint Maximise value time orebody knowledge development of electric Manage geotechnical slope from orebodies and resource optimisation or hydrogen fleet and waste dump failure risks Manage waste & closure obligations decisions throughout mine life Agile mining – shorter time frames Integrated value chains Fossil fuel free fragmentation leveraging operations centres, connecting planning to execution with real-time feedback 31 ©2020, Rio Tinto, All Rights Reserved

Our approach to water Theresia Ott Chief Advisor Environment

We operate in areas of water scarcity and surplus The water resource Dewatering Availability for our operations, our host Access to ore requires displacement communities, and the environment of water e.g. Desert environment, Oyu Tolgoi e.g. Semi-arid environments, Pilbara Water quantity Long-term water & quality obligations Mitigating the impacts that our Working to minimise the need for operations could have on water ongoing water management post- flows and quality closure with effective management e.g. Sub-tropical environment, QMM during operations 33 ©2020, Rio Tinto, All Rights Reserved

Our water targets – focusing our efforts Our group target Our site-based targets By 2023, we will disclose for all managed operations: Pilbara Iron Ore Energy Kennecott 1 Permitted surface water allocation volumes managed Resources Copper aquifer of Australia import reinjection inventory reduction reduction 2 Annual allocation usage Estimated catchment runoff from average Oyu Queensland Alumina QIT Madagascar 3 annual rainfalls Tolgoi (QAL) Minerals water joint venture integrated site intensity performance water management improvement 34 ©2020, Rio Tinto, All Rights Reserved

Case study Oyu Tolgoi, Mongolia Water scarcity Online disclosure Mine located in arid region Local herders’ culture and livelihoods of performance Water source Drawn from a deep saline aquifer No connection to shallow aquifers used by herders Restoration of existing and >80% Minimise water use and establishment of water used quality impacts new herder wells in production is recycled Participation Advanced tailings thickener, and site-wide focus on recycling, results in half industry in monitoring average water volumes 35 ©2020, Rio Tinto, All Rights Reserved

Case study Pilbara iron ore Groundwater impacts Mining below water table presents potential Orebody impact to Pilbara groundwater levels access Managed aquifer recharge requires Is the method under study for mitigation dewatering of impacts Reinstatement Consideration Understanding geology of groundwater of ecosystem Field testing provides the hydrogeological levels post impacts information to critically assess the viability mining is a focus of this method Studies proposed for a number of Pilbara Looking forward operational sites Studies will inform the programme going forward 36 ©2020, Rio Tinto, All Rights Reserved

Our investment approach Jakob Stausholm Chief Financial Officer

Our commitment: $1 billion climate-related spend over five years Elysis R&D $1 billion climate-related Pilbara solar spend over five years and battery project Combination of opex and capex stage one Capital portion already in guidance $1 billion climate-related Investing in physical assets spend Investing in technology 2020 - 2025 - Taking an economic approach to climate-related spend Future emissions - Centres of Excellence to provide technical support reduction and assurance to project analysis spend and capital projects - So far the return on climate-related investment decisions has met or exceeded our cost of capital 38 ©2020, Rio Tinto, All Rights Reserved

Rigorous bottom-up approach to our investments… Pilbara marginal abatement cost curve A portion of the $1 billion is capital investment (100% basis) Bottom-up selection of NPV positive projects Projects developed by Business Strategy and product groups and form part of our marginal abatement cost curves analysis for each asset Centre of Excellence provides technical support and works Yarwun marginal abatement cost curve to develop mid and long-term pathways (100% basis) 39 ©2020, Rio Tinto, All Rights Reserved

…with spend on climate integral in our capital allocation Climate-related spending is an Essential integral part of our capital allocation 1 sustaining capex Some of it will fall in maintenance capex Further cash Part of it is included in our returns to Compelling Ordinary growth replacement and growth spending 2 dividends shareholders Capital portion is already in current capex guidance Iterative Debt 3 cycle of management 40 ©2020, Rio Tinto, All Rights Reserved

Sustainability supports our resilience and our competitiveness Our Assets Our Approach Our Performance in 2019 Long life Sustainability (ESG) $10.4 billion earnings1 Competitive Operational Excellence $17.2 billion supplier payments Expandable + Value over volume = $5.5 billion invested in capital projects Sustainable Capital discipline $7.6 billion of taxes paid Strong balance sheet Counter-cyclical $11.9 billion dividends and share buy-backs2 Unique strength and resilience 1 underlying earnings. 2 Cash returns (dividends and share buy-backs) are stated on a cash flow basis. 41 ©2020, Rio Tinto, All Rights Reserved

Summary J-S Jacques Chief Executive

Our climate and water targets Group water target Increased disclosure of water allocations $1 billion and usage for all estimated spend on managed operations 30% climate-related projects by 2023 reduction in over five years Scope 1 and 2 emissions intensity by 15% Net zero 2030 reduction in ambition for our Scope 1 and 2 operations by 6 site based emissions by 2050 water targets 2030 where water is a recognised risk 43 ©2020, Rio Tinto, All Rights Reserved

As pioneers in mining and metals we produce materials essential to human progress Fe Cu Al Ni Li Perform & Transform Perform today Transform for tomorrow Portfolio Performance People Partners 44 ©2020, Rio Tinto, All Rights Reserved